FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     x         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated August 2, 2006 regarding comments on the articles of Hamaoka Nuclear Power Station No. 5 posted in the Nihon Keizai Shimbun dated August 2, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: August 24, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji Executive Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi comments on the articles of Hamaoka Nuclear Power Station No. 5 posted in the Nihon Keizai Shimbun dated August 2, 2006

Tokyo, August 2, 2006 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today commented on the articles of the Nihon Keizai Shimbun dated August 2, 2006 stating that Chubu Electric Power Co., Inc. has decided to claim over 100 billion yen damages to Hitachi for the incident of turbines of Hamaoka Nuclear Power Station No. 5. The cause of the incident is currently under investigation. Hitachi has not received the claim for damages in relation to the incident from Chubu Electric Power Co., Inc.

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